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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                                          1-8801
                                                                 SEC File Number

                                                                     384632 10 5
                                                                    CUSIP NUMBER


[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period Ended...............................................December 31, 1998

[ ]  Transition  Report  on Form  10-K

[ ]  Transition  Report  on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I -- REGISTRANT INFORMATION

                       Graham-Field Health Products, Inc.
               FULL NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER
                                 Not Applicable
                            FORMER NAME IF APPLICABLE
                                81 Spence Street
                     ADDRESSES OF PRINCIPAL EXECUTIVE OFFICE
                            Bay Shore, New York 11706
                            CITY, STATE AND ZIP CODE

PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense.          Yes [x]                            No [ ]

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         (b) The subject  annual  report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date. Yes [X] No [ ] See explanation below.

                  Graham-Field Health Products, Inc., (the "Company") intends to use its best efforts to file its Annual Report on Form 10-K for the year ended December 31, 1998 (the "Form 10-K") on or before the fifteenth (15th) calendar day following the prescribed due date, however, there can be no assurance that the Company will be able to file the Form 10-K on such date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed period.

         As a result of the previously announced internal investigation conducted by the Audit Committee of the Board of Directors of the Company, certain accounting irregularities and errors have been identified that will likely have a material effect on the Company's 1996 and 1997 operating results, requiring the Company to restate its financial statements for 1996 and 1997. The Company is currently working to determine the amount of adjustments that will be required to be made to the 1996 and 1997 financial statements, which will then be subject to audit by the Company's independent auditors. The Company expects this process to be completed as soon as reasonably practicable. Accordingly, the completion of the Company's 1998 year-end audit will not be able to be completed as scheduled and the Company will not be able to file its Form 10-K within the prescribed period. In addition, recent management changes at the Company, including the appointment of a new President and Chief Executive Officer, and Chief Financial Officer as of March 24, 1999, has also contributed to the delay in the completion of the Company's 1998 financial statements and preparation of the Form 10-K.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                John G. McGregor
                      President and Chief Executive Officer
                                 (516) 273-2200

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is
no, identify report(s).   Yes [x]    No [ ]


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: Yes [X] No [ ] See explanation below.

         In view of the delay in the completion of the Company's 1998 year-end audit and release of the Company's 1998 financial statements and recent management changes, including the appointment of a new President and Chief Executive Officer and Chief Financial Officer as of March 24, 1999, the Company is not currently in a position to reasonably estimate the financial results for the year ended December 31, 1998. However, the Company anticipates reporting a significant loss for the year ended December 31, 1998.

         Graham-Field Health Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


March 30, 1999                        /s/ John G. McGregor
                                      -----------------------------------
                                      John G. McGregor
                                      President and Chief
                                      Executive Officer